Exhibit G

Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-            )

Filings under the Public Utility Holding Company Act of 1935, as amended (“Act”)

            , 2004

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission’s Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by             , 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After     , 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Scottish Power plc, et. al. (70-            )

Scottish Power plc (“ScottishPower”) located at 1 Atlantic Quay, Glasgow G2 8SP Scotland UK a holding company registered under the Public Utility Holding Act of 1935 (“Act”), has filed an application-declaration under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act and Rules 45, 54, 89, 90 and 91.

ScottishPower, a public limited company incorporated under the laws of Scotland, UK and a holding company registered under the Public Utility Holding Company Act of 1935 (the “Act”), and its indirectly-owned subsidiary captive insurance company, SPIL, are seeking approvals relating to the establishment of a new subsidiary captive insurance company, DRIL. DRIL would both assume the insurance duties currently performed by SPIL on behalf of ScottishPower, and also begin to provide certain insurance services to PacifiCorp, the US-based public-utility company member of the ScottishPower System. Authorization is also sought for DRIL to provide Workers Compensation deductible reimbursement policies for PacifiCorp.

Established as an indirect subsidiary of SPUK, SPIL operates as an insurance company domiciled in the Isle of Man and serves as a captive insurer for the UK-based members of the ScottishPower System. SPIL is currently authorized to provide the following insurance coverage:

a)	Property Damage
b)	General Liability
c)	Employers Liability
d)	Motor Own Damage
e)	Motor Liability

A captive is a limited purpose insurance company established with the specific objective of financing risks emanating from its parent and corporate family. The efficiencies and savings that are afforded through doing business with a captive are not available through a non-affiliated insurance provider. A competitive bid is simply not possible when contemplating formation of, and corporate members doing business with, a captive.

ScottishPower proposes to establish a new subsidiary captive insurance company, DRIL. DRIL would both assume the insurance duties currently performed by SPIL on behalf of ScottishPower for ScottishPower and also provide certain insurance services to PacifiCorp. DRIL also proposes to provide additional coverage to PacifiCorp in the form of Workers Compensation deductible reimbursement policies.

One of DRIL’s focuses will be to provide property damage and liability insurance coverage of all or significant portions of the deductibles in many of PacifiCorp’s current insurance policies, and to provide coverage for activities which the commercial insurance industry carriers will no longer provide, e.g., overhead distribution and transmission line property damage insurance. DRIL may also provide a deductible buy down policy for Workers Compensation, which will provide PacifiCorp with a financial indemnity for Workers Compensation costs which fall below the level of insurance purchased from the insurance market and are currently self insured.

Securing insurance coverage through DRIL should allow PacifiCorp and its customers to realize a number of benefits. ScottishPower will be providing a capital infusion to DRIL of approximately $40-60 million. The returns from the investment of this capital will be used to pay for DRIL’s operating costs and can be used to reduce future premium costs. PacifiCorp is not being asked to provide any capital for DRIL’s operations. DRIL will set premiums and operate on a non-profit basis thus, there will be no profit component in premium payments to DRIL. Premium costs will closely track loss experience and will be sufficient to cover DRIL’s underwriting costs and future claim payments.

Insuring risk through DRIL will smooth the volatility of self insured losses from year to year thus reducing the loss volatility experience and minimizing fluctuations in PacifiCorp’s revenue requirement.

DRIL may provide coverage, e.g., for overhead lines property damage, that is no longer available through commercial insurers.

With maturation, DRIL may also be able to provide coverage to a wider number of PacifiCorp activities beyond property damage, liability and Workers Compensation cover.

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ScottishPower requests a reservation of jurisdiction over the underwriting of additional insurance activities, pending completion of the record.

DRIL will be domiciled in Dublin, Ireland and be licensed by the Irish Financial Services Regulatory Authority (“IFSRA”). To receive this license, DRIL has had to meet numerous IFSRA standards including submission of a satisfactory business plan, financial projections, risk management measures and corporate governance standards. DRIL must also meet numerous ongoing IFSRA standards to continue in good standing, including the meeting of established solvency margin, technical reserves and annual audit of financial results requirements.

To the extent that premiums and interest earned exceed current claims and expenses, a reserve accumulates to respond to years when claims and expenses exceed premiums. In the unlikely event that losses exceed aggregate limits, commercial insurance may be accessed to provide coverage for claim(s) in excess of the aggregate retention.

The application-declaration and any amendments thereto are available for public inspection through the Commission’s office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by                     , 2004 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant-declarant at the address specified above. Proof of Service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered and will receive a copy of any notice or order issued in this manner. After said date, the application-declaration, as filed or as it may be mended, may be permitted to become effective.

For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz
Secretary

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